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March 31, 2014

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sensient Technologies Corporation
Definitive Additional Soliciting Materials
Filed By FrontFour Capital Group LLC et. al.
Filed March 25, 2014 File No. 001-07626

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 26, 2014 (the “Staff Letter”) with regard to the above-referenced matter filed on March 25, 2014 (the “FrontFour Presentation”).  We have reviewed the Staff Letter with our client, FrontFour Capital Group LLC (together with its affiliates, “FrontFour”), and we provide the following responses on FrontFour’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the FrontFour Presentation.

1.	Please provide us support for your statement that “Sensient has admitted fault in its poor return on its capital metrics” (slide 16).

In support of the foregoing statement, FrontFour notes that CEO Paul Manning recently admitted that the Company had a lot of improvements to make in return on invested capital on the Company’s 2013 Q4 earnings call held February 10, 2014:

“Well, specific to restructuring, we don’t have any plans for 2014 at this time, but really like any good company, we’re always looking to make improvements and I think we have a lot of improvements to be made in return on invested capital.  There is still a lot of improvements that we could make internally from a cost standpoint, whether it’s consolidations or looking at headcount in certain areas.  So I would tell you that anything is on the table, but again no definitive plans, as I’m sitting here right now.”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 31, 2014

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  We note the following examples that must be supported:

•	your belief that the company “never ran an unbiased search process for a new CEO, as Ken [Manning] had for years hand-chosen Paul [Manning] to succeed him” (slide 30).

In support of the foregoing statement, FrontFour notes that based on its review of the Company’s public filings, the Company never announced a formal CEO search process, despite the fact that Kenneth Manning’s employment contract, which was scheduled to expire in December 2011, was repeatedly extended until his retirement in February 2014, while Paul Manning moved up the ranks within Sensient.  FrontFour also bases its belief on the fact that since 2007, there have been four (4) turnovers of the COO position, which could have been the result of their learning that they would not be promoted to the CEO position.

•	that “Investors and sell-side analysts have been less than impressed with new CEO hire” (slide 30).

FrontFour’s support for the foregoing statement consists of numerous conversations with shareholders and sell-side analysts following the filing of its definitive proxy statement relating to the Annual Meeting.

3.
We note your disclosure on slide 34 under the heading “Are the interests of the current Board truly aligned with all shareholders.”  We also note your response to our comment 2 in our letter dated March 21, 2014.  It is unclear how you have provide the context we had previously requested in this slide, given that some of your nominees own no shares in the company.  Revise your disclosure.  Refer to Rule 14a-9.

FrontFour acknowledges the Staff’s comment and will revise all future disclosure to specify that some of its nominees do not own any shares in the Company when making similar statements to the foregoing.  FrontFour notes that in its most recent open letter to shareholders dated as of the date hereof, FrontFour points to a number of concerns when questioning whether the interests of the Board are truly aligned with all shareholders, including an average tenure of 13 years on the Board, an average tenure of 20 years among the four directors being targeted by FrontFour at the Annual Meeting, the significant sale of stock by two Board members, and interlocking directorships among three existing Board members, among other things.

March 31, 2014

4.
We note the fourth disclaimer on slide 53.  You may not disclaim your disclosure in your own soliciting materials.  Please confirm your understanding and confirm that you will not disclaim your disclosure in future soliciting materials.

FrontFour acknowledges the Staff’s comment and confirms its understanding that it may not disclaim its own disclosure in its own soliciting material and will not disclaim its own disclosure in future soliciting materials.

*            *           *           *           *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Elizabeth R Gonzalez-Sussman

Elizabeth R Gonzalez-Sussman

cc:	Stephen Loukas, FrontFour Capital Group LLC
David Lorber, FrontFour Capital Group LLC
Steve Wolosky, Olshan Frome Wolosky LLP